RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-163632

Pricing Supplement Dated September 23, 2010 to the Product Prospectus Supplement FIN-1 Dated January 11, 2010, Prospectus Dated January 11, 2010, and Prospectus Supplement Dated January 11, 2010	$5,270,000 Redeemable Inverse Floating Rate Notes, Due September 28, 2020 Royal Bank of Canada

Royal Bank of Canada is offering the Redeemable Inverse Floating Rate Notes (the “notes”) described below.

The CUSIP number for the notes is 78008KKT9.

The notes provide quarterly interest payments at a rate per annum during the indicated year of their term, as follows:

• Year 1: 4.00%	• Year 6: 6.00% minus 3-Month LIBOR
• Years 2-3: 4.00% minus 3-Month LIBOR	• Years 7-8: 7.00% minus 3-Month LIBOR
• Year 4: 4.50% minus 3-Month LIBOR	• Years 9-10: 8.00% minus 3-Month LIBOR
• Year 5: 5.50% minus 3-Month LIBOR

The minimum rate of interest payable on the notes will be 0.00%.

We will pay interest on the notes quarterly on March 28, June 28, September 28 and December 28 of each year, commencing on December 28, 2010.  At maturity, if the notes have not been previously redeemed, you will receive for your notes a cash payment equal to the principal amount, plus accrued and unpaid interest.  Any payments on the notes are subject to our credit risk.

We may redeem the notes in whole, but not in part, on each interest payment date, commencing on December 28, 2010, upon 10 business days prior written notice.

Issue Date: September 28, 2010

Maturity Date: September 28, 2020

The notes will not be listed on any U.S. securities exchange.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated January 11, 2010.

The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

RBC Capital Markets Corporation offered the notes at varying public offering prices related to prevailing market prices, and will purchase the notes from us on the issue date at a purchase price equal to 98.00% to 98.50% of the principal amount.

To the extent that the total aggregate principal amount of the notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion.  However, our affiliates will not purchase more than 15% of the principal amount of the notes.

We will deliver the notes in book-entry only form through the facilities of The Depository Trust Company on or about September 28, 2010, against payment in immediately available funds.

RBC Capital Markets Corporation

Redeemable Inverse Floating Rate Notes, Due September 28, 2020

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series D

Underwriter:	RBC Capital Markets Corporation

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000

Pricing Date:	September 23, 2010

Issue Date:	September 28, 2010

Maturity Date:	September 28, 2020

CUSIP:	78008KKT9

Interest Rate:	• From the issue date to, but excluding, September 28, 2011, interest will be paid quarterly at the fixed rate of 4.00% per annum.

• From September 28, 2011 to, but excluding, the maturity date, interest will be paid quarterly at the rate equal to:

(F – R) x

“F” is the fixed rate of interest. The applicable fixed rate during the indicated year of the term of the notes is:

	• Years 2-3: 4.00%	• Year 6: 6.00%

	• Year 4: 4.50%	• Years 7-8: 7.00%

	• Year 5: 5.50%	• Years 9-10: 8.00%

“R” is the Reference Rate, as described below.

The minimum rate of interest payable on the notes will be 0.00%.

Reference Rate:
The level of 3-Month LIBOR, determined on the applicable interest determination date. For additional information as to the determination of the level of 3-Month LIBOR, see the section entitled “Description of the Notes We May Offer—Interest Rates—LIBOR Notes” of the prospectus supplement.  3-Month LIBOR will be determined based on Reuters page LIBOR01, or the applicable successor page thereto.

Interest Periods:
Quarterly. Each interest period for the notes will begin on an interest payment date, except for the first interest period, which will begin on the issue date of the notes.  Each interest period will end on the day preceding the applicable interest payment date or the maturity date, as applicable.

RBC Capital Markets Corporation

Redeemable Inverse Floating Rate Notes, Due September 28, 2020

Interest Payment Dates:
Quarterly, on March 28, June 28, September 28 and December 28 of each year, commencing on December 28, 2010. If an interest payment date is not a New York business day, interest shall be paid on the next New York business day, without adjustment for period end dates and no interest shall be paid in respect of the delay.

Interest Determination Dates:
The second London and New York business days prior to the start of each interest period. A “London and New York business day” means any day of the week that is not a Saturday or Sunday and on which commercial banks are open for business in London, England and New York City.

Payment at Maturity:	If the notes have not been previously redeemed, you will receive at maturity a cash payment equal to the principal amount, plus accrued and unpaid interest.

Redemption:	Redeemable at our option.

Redemption Date(s):	The notes are redeemable, in whole, but not in part, on each interest payment date, commencing on December 28, 2010, upon 10 business days prior written notice.

Survivor’s Option:	Applicable. See “General Terms of the Notes—Survivor’s Option” beginning on page PS-17 of the product prospectus supplement FIN-1 dated January 11, 2010.

Calculation Agent:	Bank of New York Mellon Corporation

U.S. Tax Treatment:
Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement FIN-1 dated January 11, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations— Where the term of your notes exceeds one year—Rules Applicable to Notes Treated as Contingent Payment Debt Instruments for Tax Purposes,” which apply to your notes.

Secondary Market:
RBC Capital Markets Corporation (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the notes after the issue date.  The amount that you may receive upon sale of your notes prior to maturity may be less than the principal amount of your notes.

Listing:	The notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 11, 2010).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1dated January 11, 2010, as modified by this pricing supplement.

RBC Capital Markets Corporation

Redeemable Inverse Floating Rate Notes, Due September 28, 2020

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement FIN-1 dated January 11, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control.  The notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated January 11, 2010, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

Product Prospectus Supplement FIN-1 dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000085/f18100424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets Corporation

Redeemable Inverse Floating Rate Notes, Due September 28, 2020

RISK FACTORS

The notes involve risks not associated with an investment in ordinary fixed rate notes. This section describes the most significant risks relating to the terms of the notes. For additional information as to these risks, please see the product prospectus supplement FIN-1 dated January 11, 2010 and the prospectus supplement dated January 11, 2010. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

It is possible that you may receive no interest, or only a limited amount of interest, for one or more interest periods after the first year of the notes. The interest payable on the notes during each interest period after the first year of the notes will depend on the difference between the applicable fixed rate and the level of 3-Month LIBOR.  After the first year of the notes, for any given interest period, the higher the rate of 3-Month LIBOR on the applicable interest determination date, the lower the interest rate will be on the notes.  As a result, you could receive little or no payment of interest on one or more of the interest payment dates, or even all of the interest payment dates after the first year of the notes.  Your rate of return on the notes may be less than the rate on a conventional debt security with a similar term.

We have no control over various matters, including economic, financial and political events which may affect the levels of 3-Month LIBOR.  You must be willing to forgo guaranteed market rates of interest after the first year of the notes.

Early redemption risk. We have the option to redeem the notes on any quarterly redemption date, commencing December 28, 2010. It is more likely that we will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable or expected to be payable on our other instruments of a comparable maturity, terms and credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower rate environment.

The rate of interest payable on the notes is effectively subject to a cap.  After the first year of the notes, the rate of interest payable on the notes will be determined by subtracting 3-Month LIBOR from the applicable fixed rate of interest.  Accordingly, even if 3-Month LIBOR during those periods is at a very low rate, the interest rate payable on the notes will not exceed, and will most likely be less than, the applicable fixed rate.

Investors are subject to our credit risk, and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the notes on the interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decrease in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to adversely affect the market value of the notes.

RBC Capital Markets Corporation

Redeemable Inverse Floating Rate Notes, Due September 28, 2020

HISTORICAL INFORMATION

All disclosures contained in this pricing supplement regarding 3-Month LIBOR are derived from publicly available information.  Neither we nor any of our affiliates takes any responsibility for the accuracy or completeness of the information regarding 3-Month LIBOR.

The following graph sets forth the levels of 3-Month LIBOR from September 23, 2000 through September 23, 2010.  The historical data on 3-Month LIBOR are not necessarily indicative of the future levels of 3-Month LIBOR or what the value of the notes may be.  Any historical upward or downward trends in the level of 3-Month LIBOR during any period set forth below is no indication that the level of 3-Month LIBOR is more or less likely to increase or decrease at any time during the term of the notes.

Source: Bloomberg L.P.	PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

RBC Capital Markets Corporation

Redeemable Inverse Floating Rate Notes, Due September 28, 2020

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the notes will be made against payment for the notes on or about September 28, 2010, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus supplement dated January 11, 2010.

After the initial offering of the notes, the price to the public may change.  To the extent that the total aggregate principal amount of the notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion.  However, our affiliates will not purchase more than 15% of the principal amount of the notes.  Sales of these notes by our affiliates could reduce the market price and the liquidity of the notes that you purchase.

We may use this pricing supplement in the initial sale of the notes.  In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets Corporation